December 15, 2020

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Edward P. Bartz

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 88
(File Nos. 333-129342, 811-21829)

Dear Mr. Bartz:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on November 23, 2020, on Post-Effective Amendment No. 88 to the Trust’s Registration Statement on Form N-1A filed on October 8, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

1.	Comment: Fund’s Name

Please revise the Fund’s name as “Reserves” implies that it will be money market fund.

Response:	The Fund’s name has been revised to BBH Partner Fund – Select Short Term Assets.

2.	Comment: Page 3, Annual Fund Operating Expenses Table and Example

Please complete and provide annual fund operating expense table and example to the Staff prior to effectiveness of the registration statement.

Response:	The annual operating expenses table and example have been updated in the prospectus and the information has been separately provided to the Staff as requested.

3.	Comment: Include legal opinion from fund counsel

Please include a legal opinion as an exhibit to the registration statement.

Response:	A legal opinion from Morgan, Lewis & Bockius will be included as an exhibit to Part C of the registration statement.

4.	Comment: Page 3, Principal Investment Strategies

Please describe what is meant by the use of “durable” when referring to performing fixed income instruments.

Response:	“Durable” means a credit, that in the adviser’s analysis, can survive a variety of economic scenarios, including severe stress, without impairment to creditors.

5.	Comment: Page 3, Principal Investment Strategies

The use of the term “high quality” requires that securities be rated AA or better according to SEC Release 133-80 dated July 11, 1983. Please advise or change the wording related to the use of A/A or better rated securities.

Response:	The term “high quality” has been revised to “high grade” to meet the SEC’s definition of securities rated A/A or better.

6.	Comment: Page 3, Principal Investment Strategies

Please confirm whether emerging market securities will be included in the Fund’s investment in foreign corporations. If so, please add disclosure related to emerging market securities and corresponding risks to the Principal Risks section of the prospectus.

Response:	The Fund confirms that it may invest in emerging markets securities from time to time. Disclosure has been added to the Principal Investment Strategies and Principal Risks sections to account for these potential investments.

7.	Comment: Page 3, Principal Investment Strategies

Please confirm whether the Fund expects to invest more than fifteen percent of its assets in asset backed securities (“ABS”). If so, what percentage of the fund’s assets are expected to be invested in non-agency residential and commercial mortgage backed securities?

Response:	The Fund confirms that it expects to invest more than fifteen percent of its assets in ABS. The Fund does not expect to exceed five percent of its net assets in non-agency residential mortgage backed securities and ten percent of its net assets in commercial mortgage backed securities.

8.	Comment: Page 3, Principal Investment Strategies

Please disclose in the Principal Investment Strategies that the Fund is not a money market fund.

Response:	The requested language has been added to the principal investment strategies section of the prospectus.

9.	Comment: Page 3, Principal Investment Strategies

Please confirm whether derivatives will be included in the Fund’s 80% in high grade securities calculation. If derivatives will be included in the calculation, please also confirm that the Fund will calculate their value at market value as opposed to notional value.

Response:	The Fund confirms that derivatives will be included in the 80% calculation of high grade securities. These derivatives will be calculated at market value.

10.	Comment: Pages 4, Principal Investment Strategies

Please clarify whether securities rated below A/A will be included in 20% securities bucket.

Response:	The Fund confirms that any securities rated below A/A will be included in the 20% non-high grade bucket.

11.	Comment: Page 4, Principal Investment Strategies

Please confirm whether the Fund plans to invest in below investment grade securities. If so, please include a description of below investment grade securities using the term “junk bond”.

Response:	The Fund does not intend to invest in below investment grade securities. However, during the time that a security is held, it may be downgraded to a rating considered to be below investment grade. Additional “junk bond” risk disclosure has been added to the Statement of Additional Information as this is considered a non-principal risk.

12.	Comment: Page 4, Principal Investment Strategies

Please revise or clarify the use of “high quality” and “high grade” as the Fund cannot invest in securities under both definitions.

Response:	The term “high quality” has been removed from the Principal Investment Strategies.

13.	Comment: Page 5, Principal Investment Strategies

Please consider whether disclosure should be revised to reflect how events related to the COVID-19 may affect the Fund and its investments.

Response:	The Fund has added additional language to the market risk disclosure to account for global pandemics and other potential issues.

14.	Comment: Page 5, Principal Investment Strategies

Please reference in Principal Investment Strategies that some securities owned by the Fund may be denominated in non-U.S. currency. If appropriate, please add a principal risk.

Response:	The Fund confirms that a reference has been made to securities owned by the Fund that are not denominated in non-U.S. currency. Additionally, a “Foreign Investment” risk has been included in the Principal Risks section.

15.	Comment: Page 5, Principal Risks of the Fund

If investment in variable and floating rate securities is a principal investment strategy, please include it in the Principal Investment Strategy section.

Response :	The Fund confirms that variable and floating rate securities are a principal investment strategy and the requested disclosure has been included in the Principal Investment Strategies section.

16.	Comment: Page 6, Fund Performance

Supplementally, please provide the broad based index with which the Fund plans to compare its performance.

Response:	This information has been provided via email.

17.	Comment: Page 9, Principal Investment Strategies

Please clarify the Fund’s investments in high quality securities versus high grade securities.

Response:	The term “high quality” has been removed from the Principal Investment Strategies.

18.	Comment: Page 9, Principal Investment Strategies

Under the Credit Quality sub-section, please clarify the Fund’s investments in high quality securities versus high grade securities.

Response:	The term “high quality” has been removed from the Principal Investment Strategies.

Please contact the undersigned at (617) 772 – 1378 if you have any questions or comments.

Sincerely,
/s/ Brian J. Carroll
Brian J. Carroll Assistant Secretary, BBH Trust